Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Other Service Providers: Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated May 31, 2022, and each included in this Post-Effective Amendment No. 59 to the Registration Statement (Form N-1A, No. 2-74980) of Morgan Stanley U.S. Government Money Market Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 23, 2022, with respect to the financial statements and financial highlights of Morgan Stanley U.S. Government Money Market Trust included in the Annual Report to Shareholders (Form N-CSR) for the year ended January 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

May 31, 2022